Exhibit 99.1

ARC Energy Trust Announces Securityholder Approval of the Proposed Plan of Arrangement to Reorganize the Trust Into a Dividend Paying Corporation and Related Matters

CALGARY, Dec. 15 /CNW/ - (AET.UN and ARX.A - TSX) ARC Energy Trust ("ARC" or the "Trust) is pleased to announce that at the joint special meeting of securityholders of the Trust and ARC Resources Ltd. (the "Corporation") held today, such securityholders voted 99.9% in favour of the Plan of Arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) that will result in the reorganization of the Trust into a dividend paying, publicly traded exploration and production company with near-term growth prospects ("ARC Resources") that will operate under the name "ARC Resources Ltd." and which, together with its subsidiaries, will carry on the business presently carried on by the Trust and its subsidiaries. The board of directors and senior management of ARC Resources will comprise the current members of the board and senior management of the Corporation, the current administrator of the Trust. The common shares of ARC Resources will trade on the Toronto Stock Exchange under the symbol ARX.

Closing of the Arrangement is subject to the receipt of approval of the Court of Queen's Bench of Alberta, which is being sought on December 16, 2010. Should Court approval be obtained, the Arrangement is expected to be completed on January 1, 2011.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $7.7 billion. The Trust currently produces approximately 83,000 barrels of oil equivalent per day from seven core areas in western Canada. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources Ltd. Series A exchangeable shares trade under the symbol ARX.A.

Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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    ARC RESOURCES LTD.

    John P. Dielwart,
    Chief Executive Officer
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%CIK: 0001029509

For further information: about ARC Energy Trust, please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB T2P 0H7

CO: ARC Energy Trust

CNW 18:25e 15-DEC-10